UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Arrival

(Name of Issuer)

Ordinary Shares, €0.10 per share

(Title of Class of Securities)

L0423Q108

(CUSIP Number)

Csaba Horváth

Kinetik S.à r.l.

60A, rue des Bruyères, L-1274 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q108	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons. Kinetik S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 388,555,682
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 388,555,682
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,555,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons. Kinetik Finance SARL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,105,720
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 53,105,720
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,105,720
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons. The Kinetik Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 441,661,402
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 441,661,402
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 441,661,402
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	Page 5 of 12 Pages

This Amendment No. 3 to the joint statement on Schedule 13D with respect to the ordinary shares, nominal value €0.10 per share (the “Ordinary Shares”), of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg (the “Issuer”), filed by the Reporting Persons (as defined below) on April 5, 2021, as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2021, and as amended by Amendment No. 2 to Schedule 13D filed on April 11, 2022 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 4 of the Schedule 13D shall hereby be amended by inserting the following new paragraph at its beginning:

On June 30, 2022, Kinetik and Citigroup Global Markets Inc. entered into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Plan”), a copy of which is attached hereto as Exhibit 9. Pursuant to the Plan, sales of up to 20,000,000 Ordinary Shares by Kinetik may be effected between July 1, 2022 and December 31, 2022 in accordance with the terms and conditions of the Plan. The sale of Ordinary Shares under the Plan is subject to minimum price parameters adopted by the Reporting Persons, and there is no assurance that any Ordinary Shares will be sold under the Plan.

2. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 638,278,171 Ordinary Shares outstanding as of April 22, 2022, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) on May 3, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of June 30, 2022, unless otherwise indicated. These amounts reflect a transfer on May 23, 2022 of 15,000,000 shares from Kinetik Finance to Kinetik as a repayment of a capital contribution. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Kinetik beneficially owns 388,555,682 Ordinary Shares, or approximately 60.9% of the outstanding Ordinary Shares, Kinetik Finance beneficially owns 53,105,720 Ordinary Shares, or approximately 8.3% of the outstanding Ordinary Shares, the Foundation beneficially owns 441,661,402 Ordinary Shares, or approximately 69.2% of the outstanding Ordinary Shares, and the Reporting Persons beneficially own, in the aggregate, 441,661,402 Ordinary Shares, or approximately 69.2% of the outstanding Ordinary Shares.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Kinetik as set forth in the table below, effected any transaction in the Ordinary Shares since April 11, 2022 (the date on which Amendment No. 2 to the Schedule 13D was filed):

CUSIP No. L0423Q108	Page 6 of 12 Pages

Date of Sale	Shares Sold ( #)	Sale Price per Share ($)
4/19/2022	150,000	$3.0559	[1]
4/20/2022	150,000	$2.8209	[2]
4/21/2022	150,000	$2.7365	[3]
4/22/2022	150,000	$2.4847	[4]
4/25/2022	150,000	$2.4908	[5]
4/26/2022	150,000	$2.3487	[6]
4/27/2022	150,000	$2.2576	[7]
4/28/2022	150,000	$2.0901	[8]
4/29/2022	150,000	$2.0349	[9]
5/2/2022	150,000	$2.0132	[10]
5/3/2022	150,000	$2.0901	[11]

[1]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.03 to $3.105, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.80 to $2.835, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.73 to $2.77, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.48 to $2.495, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.49 to $2.51, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.31 to $2.42, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[7]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.25 to $2.27, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.09 to $2.095, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[9]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.00 to $2.06, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[10]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.00 to $2.03, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[11]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.09 to $2.095, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 7 of 12 Pages

5/4/2022	150,000	$2.0367	[12]
5/5/2022	150,000	$2.0258	[13]
5/6/2022	150,000	$1.9976	[14]
5/9/2022	150,000	$1.5924	[15]
5/10/2022	150,000	$1.6164	[16]
5/11/2022	150,000	$1.5963	[17]
5/12/2022	200,000	$1.5914	[18]
5/13/2022	200,000	$1.8422	[19]
5/16/2022	200,000	$1.9202	[20]
5/17/2022	200,000	$1.8911	[21]

[12]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.01 to $2.06, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[13]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.02 to $2.045, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[14]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.9701 to $2.03, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[15]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.57 to $1.605, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[16]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.61 to $1.67, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[17]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.48 to $1.635, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[18]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.58 to $1.60, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[19]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.83 to $1.865, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[20]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.85 to $1.975, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[21]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.89 to $1.895, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 8 of 12 Pages

5/18/2022	200,000	$2.0044	[22]
5/19/2022	200,000	$1.9301	[23]
5/20/2022	200,000	$1.9033	[24]
5/23/2022	200,000	$1.8352	[25]
5/24/2022	200,000	$1.7000	[26]
5/25/2022	200,000	$1.6086	[27]
5/26/2022	200,000	$1.7435	[28]
5/27/2022	200,000	$1.7937	[29]
5/31/2022	200,000	$1.8211	[30]
6/1/2022	200,000	$1.6854	[31]
6/2/2022	200,000	$1.8016	[32]

[22]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.99 to $2.03, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[23]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.93 to $1.935, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[24]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.78 to $1.955, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[25]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.81 to $1.855, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[26]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.70 to $1.705, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[27]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.59 to $1.6601, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[28]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.74 to $1.755, inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[29]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.78 to $1.80 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[30]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.82 to $1.83 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[31]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.68 to $1.695 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[32]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.79 to $1.82 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 9 of 12 Pages

6/3/2022	200,000	$1.6968	[33]
6/6/2022	200,000	$1.7272	[34]
6/7/2022	200,000	$1.7001	[35]
6/8/2022	200,000	$1.7800	[36]
6/9/2022	200,000	$1.6677	[37]
6/10/2022	200,000	$1.5402	[38]
6/13/2022	200,000	$1.3387	[39]
6/14/2022	200,000	$1.3865	[40]
6/15/2022	200,000	$1.3705	[41]
6/16/2022	200,000	$1.3021	[42]
6/17/2022	200,000	$1.3357	[43]

[33]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.68 to $1.705 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[34]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.72 to $1.74 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[35]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.70 to $1.705 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[36]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.78 to $1.785 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[37]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.64 to $1.675 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[38]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.54 to $1.545 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[39]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.31 to $1.35 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[40]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.38 to $1.395 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[41]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.37 to $1.385 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[42]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.29 to $1.305 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[43]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.33 to $1.36 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 10 of 12 Pages

6/21/2022	200,000	$1.5832	[44]
6/22/2022	200,000	$1.6776	[45]
6/23/2022	200,000	$1.6852	[46]
6/24/2022	200,000	$1.7306	[47]
6/27/2022	200,000	$1.6878	[48]
6/28/2022	200,000	$1.6150	[49]
6/29/2022	200,000	$1.4889	[50]
6/30/2022	200,000	$1.5244	[51]

The sale prices do not reflect brokerage commissions paid.

In connection with the Forward Transaction, on June 6, 2022, Kinetik elected to settle the transaction through the physical settlement method and began disposing of shares in accordance with the Forward Transaction Agreements.

3. Item 6 of the Schedule 13D shall hereby be amended by inserting the following after the first paragraph:

[44]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.57 to $1.605 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[45]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.67 to $1.695 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[46]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.68 to $1.695 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[47]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.72 to $1.745 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[48]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.68 to $1.695 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[49]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.60 to $1.6275 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[50]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.48 to $1.505 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[51]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.52 to $1.535 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 11 of 12 Pages

The description of the Plan in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

4. Item 7 of the Schedule 13D shall hereby be amended by adding the following exhibit:

Exhibit 9	Rule 10b5-1 Trading Plan dated June 30, 2022.

5. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

* * *

CUSIP No. L0423Q108	Page 12 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 1, 2022

KINETIK S.À R.L.

By:	/s/ Csaba Horváth
Name: Csaba Horváth
Title: Manager

KINETIK FINANCE SARL

By:	/s/ Gilles Dusemon
Name: Gilles Dusemon
Title: Manager

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
Name: Gavin Ferguson
Title: Councillor

By:	/s/ Filippo Noseda
Name: Filippo Noseda
Title: Councillor